May 20, 2005

Mail Stop 0409

Daniel T. Ward
Secretary
JER Investors Trust Inc.
1650 Tysons Blvd., Suite 1600
McLean, Virginia  22102

Re:	JER Investors Trust Inc.
      Amendment No. 4 to Form S-11 filed May 6, 2005
      Registration No. 333-122802

Dear Mr. Ward:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General

1. The Division of Investment Management is evaluating your
Investment Company Act analysis. We expect to have additional comments.

2. We are in the process of reviewing your response to our prior comment 11 and may have further comment.

Prospectus Summary, page 1

      Our Manager, page 4

3. Please supplementally identify the name and title of the J.E.
Robert Company employee that owns a 20% interest in the manager.
Please confirm that such person is not a director or officer of JER
Investors or the manager.

      Distribution Policy, page 9

4. Please disclose here and elsewhere in the prospectus where the dividend is referenced, the percentage of the dividend that represents a return of capital.

Risk Factors, page 11

The co-lead managing underwriters of this offering each have interests in this offering other than underwriting discounts and commissions, page 31

5. We note your response to prior comment 2. Please revise to clarify that the interests of the managing underwriters exceed or are greater than underwriting discounts and commissions. Please clarify the interests Friedman, Billings, Ramsey & Co. has by virtue of its stock ownership. For example, please disclose that this offering and the concurrent listing of the shares will create a trading market for the shares it owns. In addition, please disclose the additional business relationships of JER Investors and Bank of America as discussed on page 82.

Certain Relationships and Related Party Transactions, page 82

6. Please revise the sixth paragraph to state that all of the net proceeds will be used to repay the Bank of America repurchase facility. In addition, please clarify the reference to Bank of America`s investments "in the past in J.E. Robert Company potential future funds."

Federal Income Tax Considerations, page 96

7. We note your disclosure on page 102 regarding the treatment of income from your loan participation investments for REIT tax purposes. Please disclose the impact on your current REIT status in the event such income was not permitted in the 75% basket. Please also include disclosure in the risk factor section, as appropriate, with respect to the specific risks of failure to qualify as a REIT in the event such income was not permitted in the 75% basket. We note the general risk on page 27 regarding the failure to qualify as a REIT.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Staff Accountant, at (202)
551-
3438 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special
Counsel,
at (202) 551-3852, or me at (202) 551-3411 with any other
questions.



Sincerely,



Peggy Kim
Senior Counsel



cc:	David J. Goldschmidt, Esq. (via facsimile)
	Skadden, Arps, Slate, Meagher & Flom LLP

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JER Investors Trust Inc.
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